Exhibit 99.1

SciSparc Signs Agreement to Conduct its Clinical Trial in Autism Spectrum Disorder with Soroka Medical Center

Ethics Committee and Israeli Ministry of Health approvals already received for the Company’s study with its proprietary SCI-210 treatment

TEL AVIV, Israel, Jan. 09, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced it has signed an agreement with the Soroka University Medical Center, in Be’er-Sheva, Israel (“Soroka Medical Center”) to conduct the Company’s clinical study for SCI-210 in patients suffering from autism spectrum disorder (“ASD”).

During 2022, the Company received approvals from the Israeli Ministry of Health as well as the Ethics Committee of the Soroka University Medical Center, in Be’er-Sheva, Israel, to conduct the Company’s clinical trial.

“The signing of the agreement with Soroka Medical Center represents another step towards commencing our clinical trial in ASD,” commented Oz Adler, SciSparc’s Chief Executive Officer. “The trial in ASD strengthens the Company’s advanced clinical programs, alongside our phase IIb clinical trial for SCI-110 in patients with Tourette Syndrome and the phase IIa clinical trial of SCI-110 in patients with Alzheimer’s disease and agitation. We are honored to collaborate with Soroka Medical Center, a leading medical center in Israel which co-established and is a partner of the Israeli National Centre for Autism and Neurodevelopment Research, a leading international center for innovation in translational research, diagnosis and interventions in ASD and other neurodevelopmental conditions. Soroka Medical Center is yet another example for our continuous efforts to collaborate with leading medical institutions in the world.”

The trial will investigate the effect and safety of SciSparc’s drug candidate SCI-210, a proprietary combination of cannabidiol (“CBD”) and CannAmide™, in comparison to CBD monotherapy in treating ASD.

The study’s objectives are to evaluate the safety, tolerability and efficacy of SCI-210 in children with ASD in a randomized, double-blind, placebo controlled with cross-over study. The design of the study includes a 20-week, randomized double-blind placebo-controlled with cross-over clinical trial of 60 children. The trial has three primary efficacy end points: the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire; the Clinical Global Impressions-Improvement (CGI-I) performed by a clinician; and the effective therapeutic dose.

ASD is a condition related to brain development that impacts how a person perceives and socializes with others, causing problems in social interaction and communication. The term “spectrum” in autism spectrum disorder refers to the wide range of symptoms and severity.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits of SCI-210 treatment and its plans for evaluating the safety, tolerability and efficacy of SCI-210 in children with ASD in a randomized, double-blind, placebo controlled cross-over study. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055